Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156305

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 30, 2008)

The Korea Development Bank

US$2,000,000,000 8.0% Notes due 2014

Our US$2,000,000,000 aggregate principal amount of notes due 2014 (the “Notes”) will bear interest at a rate of 8.0% per annum. Interest on the Notes is payable semi-annually in arrears on January 23 and July 23 of each year, beginning on July 23, 2009. The Notes will mature on January 23, 2014. Not later than 60 days following a Change of Support Triggering Event (as defined herein), we will make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Notes—Change of Support Offer.”

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Payments of principal and interest on the Notes will not be guaranteed by The Republic of Korea under the October 2008 program to guarantee the foreign currency-denominated debt of Korean banks in the manner described in the accompanying prospectus dated December 30, 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	99.145%	US$	1,982,900,000
Underwriting discount	0.500%	US$	10,000,000
Proceeds to us (before deduction of expenses)	98.645%	US$	1,972,900,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including January 23, 2009.

We have applied to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing of the Notes. There can be no assurance that such listing will be obtained for the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made or, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes. Currently, there is no public market for the Notes.

We expect to make delivery of the Notes to investors through the book-entry facilities of The Depository Trust Company on or about January 23, 2009.

Joint Bookrunners

BNP PARIBAS	DEUTSCHE BANK	HSBC	MERRILL LYNCH & CO.	THE ROYAL BANK OF SCOTLAND

Prospectus Supplement Dated January 16, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

Prospectus

Certain Defined Terms

All references to “we” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

Additional Information

The information in this prospectus supplement is in addition to the information contained in our prospectus dated December 30, 2008. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-156305, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

We are Responsible for the Accuracy of the Information in this Document

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The SGX-ST assumes no responsibility for the correctness of any statements made or opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Admission of the Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the issuer or the Notes.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and should not be used to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

Information Presented Accurate as of Date of Document

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$2,000,000,000 aggregate principal amount of 8.0% notes due January 23, 2014.

The Notes will bear interest at a rate of 8.0% per annum, payable semi-annually in arrears on January 23 and July 23, beginning on July 23, 2009. Interest on the Notes will accrue from January 23, 2009 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest.”

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Payments of principal and interest on the Notes will not be guaranteed by The Republic of Korea under the October 2008 program to guarantee the foreign currency-denominated debt of Korean banks in the manner described in the accompanying prospectus dated December 30, 2008.

We do not have any right to redeem the Notes prior to maturity.

Not later than 60 days following a Change of Support Triggering Event (as defined in “Description of Notes”), we will make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes (a “Change of Support Offer”) at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Notes—Change of Support Offer.”

Listing

We have applied to list the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. We cannot give assurance that the application to the SGX-ST for the Notes will be approved. The Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as the Notes are listed on the SGX-ST.

Rating

The Notes are expected to be rated “A+ (negative)” by Fitch Ratings Ltd. (“Fitch”), “A (negative)” by Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies Inc. (“S&P”) and “Aa3 (review for possible downgrade)” by Moody’s Investors Service, Inc. (“Moody’s”). A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization.

On January 15, 2009, Moody’s announced that it had placed on review for possible downgrade the ratings of 10 Korean financial institutions whose foreign currency debt ratings are higher than that of the Government. Moody’s cited that these ratings may need to be capped by those of the Government’s foreign currency bonds due to their heavy dependence on the Government to secure external financing during the current financial crisis. We were among the 10 financial institutions referred to in the announcement, and our current rating of “Aa3” for our foreign currency long-term senior debt was placed on review for possible downgrade by Moody’s. Moody’s announced that it is anticipated that the ratings would not be lowered below the Government’s foreign currency bond rating, which is currently A2 and has a stable outlook, and that the review does not reflect a change in Moody’s outlook for the Korean sovereign rating. There is no assurance that other rating agencies will not in the future review or downgrade our ratings.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC, as depositary. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless such additional securities have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about January 23, 2009, which will be the fourth business day following the date of this prospectus supplement, referred to as “T+4.” You should note that initial trading of the Notes may be affected by the T+4 settlement. See “Underwriting—Delivery of the Notes.”

USE OF PROCEEDS

The net proceeds from the issue of the Notes, after deducting the underwriting discount but not estimated expenses, will be US$1,972,900,000. We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated December 30, 2008. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE KOREA DEVELOPMENT BANK

Overview

As of September 30, 2008, we had (Won)68,648.1 billion of loans outstanding, total assets of (Won)149,987.4 billion and total shareholders’ equity of (Won)16,606.1 billion, as compared to (Won)63,512.0 billion of loans outstanding, (Won)139,775.5 billion of total assets and (Won)17,410.7 billion of total shareholders’ equity as of June 30, 2008. For the nine months ended September 30, 2008, we recorded interest income of (Won)3,908.6 billion, interest expense of (Won)3,562.8 billion and net income of (Won)399.8 billion, as compared to (Won)3,226.7 billion of interest income, (Won)3,074.8 billion of interest expense and (Won)2,007.9 billion of net income for the nine months ended September 30, 2007.

Capitalization

As of September 30, 2008, our authorized capital was (Won)10,000 billion and capitalization was as follows:

September 30, 2008(1)
(billions of Korean won)
(unaudited)
Long-term debt(2)(3):
Won currency borrowings	4,402.7
Industrial finance bonds	39,590.7
Foreign currency borrowings	4,914.8

Total long-term debt	48,908.2

Capital:
Paid-in capital	8,241.9
Capital surplus	44.3
Retained earnings	7,198.1
Accumulated other comprehensive gain(4)	1,121.9

Total capital	16,606.2

Total capitalization	65,514.4

(1)	Except as disclosed in this prospectus supplement, there has been no material change in our capitalization since September 30, 2008.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,187.7 to US$1.00, which was the market average exchange rate, as announced by the Seoul Money Brokerage Services Ltd., on September 30, 2008.
(3)	As of September 30, 2008, we had contingent liabilities totaling (Won)17,459.2 billion under outstanding guarantees issued on behalf of our clients.
(4)	Previously classified as capital adjustments. Effective January 1, 2007, we adopted a set of new accounting standards issued by the Korea Accounting Standard Board. See “Notes to Non-Consolidated Financial Statements of December 31, 2007 and 2006—Note 2” and “Notes to Non-Consolidated Financial Statements of June 30, 2008 and 2007—Note 2” included in the accompanying prospectus.

Business

Government Support and Supervision

On December 19, 2008, the Government contributed (Won)500 billion in the form of shares of common stock of Korea Expressway Corporation to our capital. The Government contributed (Won)650 billion in cash to our capital on January 2, 2009 and announced its plans to contribute an additional (Won)250 billion in cash during January 2009. These capital contributions by the Government were aimed at bolstering our capital base in order to stabilize the Korean financial market by supporting small and medium-sized enterprises and providing increased liquidity to corporations. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or seek assistance from the Government. As of January 14, 2009, our paid-in capital was (Won)9,391.9 billion compared to (Won)8,241.9 billion as of June 30, 2008.

Selected Financial Statement Data

Results of Operations

The following tables present unaudited financial information as of and for the nine months ended September 30, 2008:

THE KOREA DEVELOPMENT BANK

NON-CONSOLIDATED BALANCE SHEET

As of September 30, 2008 and June 30, 2008

(Unaudited)

(in millions of Korean won)	September 30, 2008		June 30, 2008
	(Unaudited)
ASSETS
Cash and due from banks	(Won)	3,230,949	(Won)	2,871,560
Securities		54,422,336		54,864,132
Loans, net of provision for possible loan losses of (Won)1,014,009 million (June 30, 2008: of (Won)832,550 million)		70,339,451		62,679,483
Premises and equipment, net		636,483		639,287
Derivative financial instruments		12,205,247		7,671,667
Other assets		9,152,995		11,049,420

Total assets	(Won)	149,987,461	(Won)	139,775,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	(Won)	10,814,907	(Won)	10,579,285
Borrowings		34,186,332		30,612,855
Industrial finance bonds, gross of premium of bonds of (Won)5,431 million (June 30, 2008: of (Won)6,242 million) and net of discount on bonds of (Won)35,034 million (June 30, 2008: of (Won)39,072 million)		65,319,792		61,332,117
Allowance for possible guarantee losses		101,455		89,789
Allowance for unused loan commitment		75,849		66,408
Accrued severance benefits		84,120		81,839
Derivative financial instruments		11,933,271		6,781,846
Other liabilities		10,865,555		12,820,708

Total liabilities	(Won)	133,381,281	(Won)	122,364,847

Shareholders’ equity:
Paid-in capital		8,241,861		8,241,861
Capital surplus		44,373		44,373
Retained earnings		7,198,087		7,387,160
Accumulated other comprehensive gain		1,121,859		1,737,308
Capital adjustments		—		—

Total shareholders’ equity		16,606,180		17,410,702

Total liabilities and shareholders’ equity	(Won)	149,987,461	(Won)	139,775,549

THE KOREA DEVELOPMENT BANK NON-CONSOLIDATED INCOME STATEMENTS For the nine months ended September 30, 2008 and 2007 (Unaudited)

	For the nine month periods ended September 30,
(in millions of Korean won)	2008		2007
Interest income:
Interest on loans	(Won)	2,595,517	(Won)	2,245,203
Interest on due from banks		80,938		56,848
Interest on trading securities		38,226		64,659
Interest on available-for-sale securities		1,054,134		772,883
Interest on held-to-maturity securities		121,714		73,688
Other interest income		18,071		13,456

		3,908,600		3,226,737

Interest expense:
Interest on deposits		396,240		346,354
Interest on borrowings		959,966		835,721
Interest on bonds payable		2,181,943		1,868,107
Other interest expenses		24,684		24,655

		3,562,833		3,074,837

Net interest income (loss)		345,767		151,900

Non-interest revenue:
Fees and commissions		220,401		194,097
Gain from trading securities		21,516		34,229
Gain from available-for-sale securities		460,121		359,675
Gain from derivative financial instruments		20,268,478		3,492,091
Others		2,162,798		1,672,158

		23,133,314		5,752,250

Non-interest expense:
Fees and commissions		21,835		16,024
Loss from trading securities		56,520		35,232
Loss from available-for-sale securities		89,751		48,422
Loss from derivative financial instruments		19,751,898		3,443,821
General and administrative expenses		306,176		281,896
Others		2,914,885		956,609

		23,141,065		4,782,004

Operating income (loss)		338,016		1,122,146
Non-operating income (expense), net		144,065		1,420,195

Income (loss) before income taxes		482,081		2,542,341
Income taxes		82,318		534,462

Net income (loss)	(Won)	399,763	(Won)	2,007,879

Nine Months Ended September 30, 2008

For the nine months ended September 30, 2008, we had net income of (Won)399.8 billion compared to net income of (Won)2,007.9 billion for the nine months ended September 30, 2007.

Principal factors for the decrease in net income for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 included:

•

a decrease in net valuation gains on equity method investees to (Won)153.4 billion in the nine months ended September 30, 2008 from (Won)1,425.8 billion in the same period of 2007, primarily due to a loss of (Won)39.4 billion from our equity method investment in KEPCO in the nine months ended September 30, 2008 compared to a gain of (Won)858.9 billion in the same period of 2007; and

•

a decrease in net gains on disposal of securities under the equity method to (Won)1.1 billion in the nine months ended September 30, 2008 from (Won)896.4 billion in the same period of 2007, primarily due to a realized gain of (Won)892.5 billion in the nine months ended September 30, 2007 from the disposal of LG Card, whereas we did not have any such large disposals in the nine months ended September 30, 2008.

The above factors were partially offset by a decrease in income tax expense of (Won)82.3 billion in the nine months ended September 30, 2008 from (Won)534.5 billion in the same period of 2007.

Loans to Financially Troubled Companies

We have credit exposure (including loans, guarantees and equity investments) to a number of financially troubled Korean companies including Pantech Co., Daewoo Electronics, Wooyoung, YBS and HK Corporation. As of September 30, 2008, our credit extended to these companies totaled (Won)320.7 billion, accounting for 0.2% of our total assets as of such date.

As of September 30, 2008, our exposure (including loans classified as substandard and equity investment classified as estimated loss) to Pantech increased to (Won)103.8 billion from (Won)101.6 billion as of June 30, 2008 mainly due to foreign currency translation. As of September 30, 2008, our exposure to Daewoo Electronics increased to (Won)75.1 billion compared to (Won)68.3 billion as of June 30, 2008 due to foreign currency translation. As of September 30, 2008, our exposure to Wooyoung increased to (Won)60.9 billion from (Won)59.2 billion as of June 30, 2008 mainly due to foreign currency translation. We downgraded the classification of our exposure to YBS, a manufacturer of copper and stainless steel pipe, from precautionary to expected loss, following our evaluation of its financial condition and operating results in September 2008. As of September 30, 2008, our exposure to YBS was (Won)45.8 billion. As of September 30, 2008, our exposure to HK Corporation remained unchanged at (Won)35.1 billion compared to June 30, 2008.

In addition, as of September 30, 2008, our exposure to Dongwon Paper decreased to (Won)28.0 billion from (Won)28.2 billion as of June 30, 2008 due to its repayment of loans.

As of September 30, 2008, we established provisions of (Won)47.9 billion for our exposure to Pantech, (Won)15.0 billion for Daewoo Electronics, (Won)32.0 billion for Wooyoung, (Won)45.8 billion for YBS, (Won)17.2 billion for HK Corporation and (Won)15.9 billion for Dongwon Paper.

In addition to our loans in Korea, as of September 30, 2008, we had loans totaling approximately US$9.8 million outstanding to Indonesian entities, all of which we classified as normal. As of September 30, 2008, equity investments in Indonesian entities amounted to US$4.6 million.

For the nine months ended September 30, 2008, we did not sell any non-performing loans to the Korea Asset Management Corporation, or KAMCO.

THE REPUBLIC OF KOREA

The Economy

Prices, Wages and Employment

The inflation rate was 4.5% in the fourth quarter of 2008 compared to the same period of 2007. The inflation rate, on an annualized basis, was 4.7% in 2008.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 1,124.5 on December 30, 2008 and 1,182.7 on January 14, 2009.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was (Won)1,257.5 to U.S.$1.00 on December 31, 2008 and (Won)1,362.4 to US$1.00 on January 14, 2009.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account deficit of approximately US$7.1 billion in the first eleven months of 2008 compared with a current account surplus of US$6.7 billion in the same period of 2007, primarily due to a decrease in surplus from the goods account.

Trade Balance

Based on preliminary data, the Republic recorded a trade deficit of US$13.0 billion in 2008. Exports increased by 13.7% to US$422.4 billion and imports increased by 22.0% to US$435.4 billion from US$371.5 billion of exports and US$356.8 billion of imports, respectively, in 2007.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$201.2 billion as of December 31, 2008.

Government Finance

Based on preliminary data, the Republic recorded total revenues of (Won)229,086 billion and total expenditures and net lending of (Won)212,144 billion in the first eleven months of 2008. The Republic had a fiscal surplus of (Won)16,942 billion in the first eleven months of 2008.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the forms of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the United States Securities and Exchange Commission as exhibits to the registration statement no. 333-156305.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of February 15, 1991, as amended and supplemented from time to time, between us and The Bank of New York (now The Bank of New York Mellon), as fiscal agent. The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$2,000,000,000 aggregate principal amount and will mature on January 23, 2014 (the “Maturity Date”). The Notes will bear interest at the rate of 8.0% per annum, payable semi-annually in arrears on January 23 and July 23 of each year (each, an “Interest Payment Date”), beginning on July 23, 2009. Interest on the Notes will accrue from January 23, 2009. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay. We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Payments of principal and interest on the Notes will not be guaranteed by The Republic of Korea under the October 2008 program to guarantee the foreign currency-denominated debt of Korean banks in the manner described in the accompanying prospectus dated December 30, 2008.

Denomination

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Change of Support Offer

Not later than 60 days following a Change of Support Triggering Event, we will make an offer to each holder of Notes to repurchase all or any part of such holder’s Notes pursuant to the other procedures described below (a “Change of Support Offer”) at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date, which date will be no earlier than 30 days and no later than 60 days from the date such offer is made. Any failure by us to purchase tendered Notes shall constitute an Event of Default under the Notes.

“Change of Support Triggering Event” means the occurrence of both a Ratings Decline and a Change of Support.

“Change of Support” means the occurrence of one or more of the following events:

(1)	any decrease in the Republic’s ownership (direct or indirect) of us; and

(2)	an amendment to Article 44 of The Korea Development Bank Act of 1953.

“Rating Agencies” means (i) S&P, (ii) Moody’s and (iii) if S&P or Moody’s or both will not make a rating of us publicly available, one or more “nationally recognized statistical rating organizations,” as the case may be, within the meaning of Rule 17g-1 under the Exchange Act, selected by us, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories: “AAA,” “AA,” “A,” “BBB,” “BB,” “B,” “CCC,” “CC,” “C” and “D” (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories: “Aaa,” “Aa,” “A,” “Baa,” “Ba,” “B,” “Caa,” “Ca,” “C” and “D” (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (“+” and “-” for S&P; “1,” “2” and “3” for Moody’s; or the equivalent gradations for another Rating Agency) will be taken into account (e.g., with respect to S&P, a decline in a rating from “BB+” to “BB,” as well as from “BB-” to “B+,” will constitute a decrease of one gradation).

“Ratings Decline” means a decrease or uncoupling of our corporate rating by at least one Rating Agency by one or more gradations (including gradations within Rating Categories as well as between Rating Categories) below the sovereign rating of the Republic provided that such Ratings Decline is, in whole or in part, in connection with a Change of Support.

Notwithstanding the foregoing, we will not be required to make or complete a Change of Support Offer following a Change of Support Triggering Event if the Notes have been guaranteed by the Republic or the Republic has otherwise taken actions that would have the same effect as a guarantee of the Notes. In this context, “guarantee” means the creation of a direct and unconditional contractual obligation of the Republic to guarantee the payment of the full amount due under the Notes on each relevant payment date, including principal, interest and premium, if any. Procedures related to the Change of Support Offer are set forth in the fiscal agency agreement and the global notes.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Support Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, we will appoint and maintain a paying and transfer agent in Singapore, where the certificates representing the Notes may be presented or surrendered for payment or redemption (if required), in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus. In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying and transfer agent in Singapore.

Notices

All notices regarding the Notes will be published in London in the Financial Times and in New York in The Wall Street Journal (U.S. Edition). If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of the Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back- valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of certain Korean tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—Korean Taxation” in the accompanying prospectus. The following are supplemental Korean tax considerations.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the Notes, as long as such Notes are denominated in a currency other than Won, provided that the disposition does not involve a transfer of such Notes within Korea or the disposition does not involve a transfer of such Notes to a resident of Korea or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation). If you sell or otherwise dispose of such Notes to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 22% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the Notes, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “Taxation—Korean Taxation—Tax Treaties” in the accompanying prospectus.

United States Tax Considerations

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. Under certain circumstances as described under “Taxation—Korean Taxation” in this prospectus supplement and the accompanying prospectus, a U.S. holder may be subject to Korean withholding tax upon the sale or other disposition of Notes. A U.S. holder eligible for benefits of the Korea-U.S. tax treaty, which exempts capital gains from tax in Korea, would not be eligible to credit against its U.S. federal income tax liability any such Korean tax withheld. U.S. holders should consult their own tax advisers with respect to their eligibility for benefits under the Korea-U.S. tax treaty and, in the case of U.S. holders that are not eligible for treaty benefits, their ability to credit any Korean tax withheld upon sale of the Notes against their U.S. federal income tax liability. For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated January 16, 2009 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement— Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally and not jointly, and each of the Underwriters has severally and not jointly agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of Underwriters	Principal Amount of the Notes
BNP Paribas Securities Corp.	US$	400,000,000
Deutsche Bank AG, Singapore Branch		400,000,000
The Hongkong and Shanghai Banking Corporation Limited		400,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		400,000,000
The Royal Bank of Scotland plc		400,000,000

Total	US$	2,000,000,000

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page of this prospectus supplement and may offer a portion to certain dealers at a price that represents a concession not in excess of 0.3% of the principal amount with respect to the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are a new class of securities with no established trading market. We have applied for listing of, and permission to deal in, the Notes on the SGX-ST. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

The amount of net proceeds is US$1,972,900,000 after deducting the underwriting discounts but not estimated expenses. Expenses associated with this offering are estimated to be approximately US$300,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions and other related services with us and our affiliates for which the Underwriters and/or their affiliates have received or may receive customary fees and reimbursement of out-of-pocket expenses.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about January 23, 2009, which we expect will be the fourth business day following the date of this prospectus supplement. Under

Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement, because the Notes will initially settle in T+4, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed, severally and not jointly, to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea, or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations, and (ii) any securities dealer to whom the Underwriters may sell the Notes will agree that it will not offer any Notes, directly or indirectly, in Korea, or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us, and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended); it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan, and (ii) in compliance with the other relevant laws of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are or are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder.

Singapore

Each Underwriter has severally represented and agreed that neither the preliminary prospectus nor the prospectus have been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore)(the “SFA”). Accordingly, each Underwriter has severally represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the preliminary prospectus or the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter has severally represented, warranted and agreed to notify (whether through the distribution of the preliminary prospectus and the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

Price Stabilization and Short Position

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Stabilizing Manager”) or any person acting for it, on behalf of the Underwriters, may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions, penalty bids and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Penalty bid occurs when a particular Underwriter repays to he Underwriters a portion of the underwriting discount received by it because the Underwriters or the Stabilizing Manager has repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions. Stabilizing transactions consist of certain bids or purchases of Notes in the open market for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yulchon, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinions of Yulchon, and Yulchon may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Governor and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Korea Development Bank.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended. The address of our registered office is 16-3, Youido-dong, Yongdeungpo-gu, Seoul 150-973, The Republic of Korea.

Our authorized share capital is (Won)10,000 billion. As of January 14, 2009, our paid-in capital, which was fully subscribed to by the Government of Korea, was (Won)9,391.9 billion.

Our Board of Directors can be reached at the address of our registered office: c/o 16-3, Youido-dong, Yongdeungpo-gu, Seoul 150-973, The Republic of Korea.

The issue of the Notes has been authorized by a resolution of our Board of Directors passed on November 28, 2008 and a decision of our Governor dated January 14, 2009, as amended on January 16, 2009. On January 15, 2009 and January 16, 2009, we filed our reports on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the U.S. Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	ISIN	CUSIP
Notes	US500630BQ06	500630BQ0

HEAD OFFICE OF THE BANK

16-3, Youido-dong,

Yongdeungpo-gu, Seoul 150-973

The Republic of Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

101 Barclay Street, 21st Floor West

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yulchon	Cleary Gottlieb Steen & Hamilton LLP
12th Floor, Textile Center 944-31 Daechi-dong Gangnam-gu, Seoul 135-713 The Republic of Korea	39th Floor Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Samil PricewaterhouseCoopers

Hanil Group Building

191, Hankang-ro, 2-ka

Yongsan-gu, Seoul 140-172

The Republic of Korea

SINGAPORE LISTING AGENT

Allen & Overy Shook Lin & Bok

1 Robinson Road

#18-00 AIA Tower

Singapore 048542